SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FCA - Registration Form – 2025 – AMBEV S.A.

Table of Contents

Registration Data

General Data	1
Address	2
Securities	3
Auditor	4
Share Bookkeeper	5
DRI or Equivalent Person	6

1. General Data

Corporate Name	AMBEV S.A.
Start Date of the Corporate Name	March 1, 2013
Company Type	Publicly-held Company
Previous Corporate Name	InBev Participações Societárias S.A.
Date of Incorporation	07/08/2005
National Corporate Taxpayers Register	07.526.557/0001-00
Securities Commission Code	2326-4
Securities Registration Date	10/30/2013
Securities Registration Statues	Active
Start Date of Status	10/30/2013
Origin Country	Brazil
Country of Securities Custody	Brazil
Foreign Country Where the Securities are Admitted for Trading	Country	Date of Admission
	United States of America	11/11/2013
Line of Business	Beverages and Tobacco
Business Description	Manufacture and distribution of beers, soft drinks and non-carbonated and non-alcoholic beverages.
Issuer Category	A Category
Registration Date of Current Category	10/30/2013
Issuer Status	Operating Phase
Start Date of Status	10/30/2013
Share Control Kind	Foreign Holding Company
Last Alteration Date of Share Control	07/30/2013
Last Alteration Date of Fiscal Year
Ending Day/Month of the Fiscal Year	31/12
Issuer page in world wide web	http://ri.ambev.com.br
Channels in which Issuer Discloses Information	Name of Channels in which Issuer Discloses Information	State
	Valor Econômico Site https://valor.globo.com/valor-ri/fatos-relevantes/	São Paulo

1

2. Address

Mailing Address	Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, State of São Paulo, Brazil, ZIP Code 04530-001, Telephone (11) 2122-1414, E-mail ri@ambev.com.br
Principal Place of Business	Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, State of São Paulo, Brazil, ZIP Code 04530-001, Telephone (11) 2122-1414, E-mail ri@ambev.com.br

2

3. Securities

Shares
Trading Market	Management Entity	Trading		Trading Segment	Listing
		Start	End		Start	End
Stock Exchange ABEV3	B3	10/31/2013		Basic	11/11/2013

3

4. Auditor

There is an auditor?	Yes
Securities Commission Code	1127-4
Type of Auditor	National
Name/Corporate Name	Grant Thorton Auditores Independentes Ltda.
Individual/National Corporate Taxpayers Register	10.830.108/0001-65
Period of service provision	01/01/2024
Name of the Technical Person in Charge	Individual Taxpayers Register
Alcides Afonso Louro Neto (01/01/2024)	295.722.148-96

4

5. Share Bookkeeper

There is a provider?	Yes
Corporate Name	Banco Bradesco S.A.
National Corporate Taxpayers Register	60.746.948/0001-12
Period of service provision	03/01/2013
Service Address	Cidade de Deus, s/n – Prédio Amarelo, Térreo, Vila Yara, Osasco, SP, Brasil, cep 06029-900, Telefone (0800) 7011616, Fax (11) 3684-5645, E-mail: dac.acecustodia@bradesco.com.br

5

6. DRI or Equivalent Person

Name	Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer
Individual/National Corporate Taxpayers Register	181.437.038-27
Mailing Address	Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, State of São Paulo, Brazil, ZIP Code 04530-001, Telephone (11) 2122-1414, E-mail ri@ambev.com.br
Start Date of Operation	01/04/2025
End Date of Operation

6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2024

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer